Exhibit 99.1

Diginex Limited Announces Relocation of Headquarters to London to as Cornerstone for Global Expansion

Strengthening Market Position and Enhancing Strategic Growth Initiatives

LONDON, February 27, 2025 – Diginex Limited (“Diginex Limited” or the “Company”) (Nasdaq: DGNX), an impact technology company specializing in environmental, social, and governance (ESG) issues, today announced that the Company will relocate its corporate headquarters to London, the United Kingdom, as part of its centralizing leadership to execute its strategic growth plans. On February 26, 2025, the Company signed a lease for office space with International Workplace Group for 18 months at 25 Wilton Road, Victoria, London, Greater London, SW1V 1LW, United Kingdom commencing on April 1, 2025, underscoring its commitment to establishing a strong base in one of the world’s leading financial hubs.

By establishing its headquarters in London, Diginex Limited aims to enhance access to global financial markets, expand business operations, and strengthen opportunities for strategic partnerships and acquisitions in the European market and beyond. The upcoming move follows the Company’s recent cross-listing on the Frankfurt Stock Exchange (Open Market) and the Tradegate Exchange under the symbol “I0Q” as of February 20, 2025, as well as its engagement with German-based investor relations firm, Kirchhoff Consult GmbH.

Diginex Limited’s Chief Executive Officer, Mark Blick, will relocate to London to lead the Company’s expansion in the region. The Company’s executive leadership team comprises of six senior leaders, including four British executives, one German, and one Swiss. The Company plans to hire additional senior executives in London to further support its growing operations and drive strategic initiatives. This decision strengthens Diginex Limited’s leadership presence in the European market, which has become an increasingly important region for its growth strategy. With this shift, Diginex Limited expects to be better positioned to intensify its focus on mergers and acquisitions across Europe and the United States, allowing key executives to be closer to potential M&A target companies and emerging opportunities.

“We believe relocating our corporate headquarters to London is a welcome milestone in our strategic plan to grow by acquisition and places key executives closer to the company’s external M&A partners thus encouraging greater efficiency and more fluid decision making,” said Miles Pelham, Chairman of Diginex Limited. “This move strengthens our ability to engage with global investors, expand our leadership team, and accelerate future growth. With sustainability and regulatory frameworks playing a growing role in corporate governance, the relocation makes it easier to engage directly with organizations operating under the ISSB (International Sustainability Standards Board) and the CSRD (Corporate Sustainability Reporting Directive) frameworks.”

As Diginex Limited continues its expansion, the Company remains dedicated to driving innovation in ESG solutions, supporting businesses in navigating regulatory landscapes, and delivering value to global clients across Europe, North America and Asia.

About Diginex Limited

Diginex Limited is a Cayman Islands exempted company, with subsidiaries located in Hong Kong, the United Kingdom and the United States of America. Diginex Limited conducts operations through its wholly owned subsidiary Diginex Solutions (HK) Limited, a Hong Kong corporation (“DSL”) and DSL is the sole owner of (i) Diginex Services Limited, a corporation formed in the United Kingdom and (ii) Diginex USA LLC, a limited liability company formed in the State of Delaware. DSL commenced operations in 2020, and is a software company that empowers businesses and governments to streamline ESG, climate, and supply chain data collection and reporting. DSL is an impact technology business that helps organizations address the some of the most pressing ESG, climate and sustainability issues, utilizing blockchain, machine learning and data analysis technology to lead change and increase transparency in corporate social responsibility and climate action.

Diginex’s products and services solutions enable companies to collect, evaluate and share sustainability data through easy-to-use software. For more information, please visit the Company’s website: https://www.diginex.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC.

For investor and media inquiries, please contact:

Diginex

Investor Relations

Email:ir@diginex.com

European IR Contact

Jens Hecht

Phone: +49.40.609186.82

Email:jens.hecht@kirchhoff.de

US IR Contact

Jackson Lin

Lambert by LLYC

Phone: +1 (646) 717-4593

Email: jian.lin@llyc.global